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                                                                   EXHIBIT 3.2


                            ARTICLES OF AMENDMENT
                                      OF
                         PENWEST PHARMACEUTICALS CO.




        Pursuant to RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation (the "Articles of Incorporation"):

        FIRST: The name of the corporation is Penwest Pharmaceuticals Co. (the "Corporation").

        SECOND: The Articles of Incorporation are hereby amended as follows:

             1. ARTICLE 4 is hereby amended by replacing the first paragraph thereof with the following paragraphs:

                "Upon June 19, 1998, which is the date the Articles of Amendment effecting this provision were filed with the Secretary of State of Washington (the "Effective Date"), a 0.76-for-1 reverse stock split of the Corporation's common stock shall become effective, pursuant to which each 100 shares of common stock outstanding and held of record by each shareholder of the Corporation immediately prior to the Effective Date, shall, upon the Effective Date, automatically and without any further action by the Corporation or the holder of any such shares, be reclassified and combined into 76 shares of common stock.

                After giving effect to the foregoing reverse stock split, the total number of shares of all classes of stock which the Corporation shall have the authority to issue is 40,000,000 shares, consisting of 39,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share."

        THIRD: The Amendment provides for a reverse stock split of shares of the Corporation's common stock, and the provisions for implementing the amendment are as follows: each 100 shares shall automatically be reclassified and combined into 76 shares of common stock, with the same per share par value of $0.001. No fractional shares of common stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the















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shareholders would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the common stock as determined by the Board of Directors of the Corporation.

        FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on June 10, 1998, without shareholder action.

        FIFTH and SIXTH: Pursuant to RCW 23B.10.020(4), shareholder action with regard to the amendment of the Articles of Incorporation of the Corporation was not required.



                                                PENWEST PHARMACEUTICALS CO.



Date: June 18, 1998                             By:  /s/ Tod R. Hamachek
     -------------------                            ---------------------
                                                Its: President and Chief
                                                     Executive Officer
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